WILLKIE FARR & GALLAGHER LLP
787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 23, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Attention: James O'Connor, Esq.
100 F Street, N.E.
Washington, D.C. 20549

Re:	TD Asset Management USA Funds Inc.
Post-Effective Amendment No. 36 to the Registration Statement File Nos. 33-96132; 811-9086

Dear Mr. O’Connor:

On behalf of TD Asset Management USA Funds Inc. (the “Company”), we are hereby filing Post-Effective Amendment No. 36 to the Company’s Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 37 to the Company’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).  The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and will become effective immediately.  We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.  The Amendment contains the prospectus and Statement of Additional Information for each of the TDAM Institutional Money Market Fund – Commercial Class, the TDAM Institutional  Municipal Money Market Fund – Institutional Class and Institutional Service Class and the TDAM Institutional Municipal Money Market Fund – Commercial Class, each series and classes of the Company, respectively.

The Amendment is being filed to respond to oral comments provided by you to the undersigned on September 2, 2009 regarding Post-Effective Amendment No. 34 to the Company’s Registration Statement (containing the prospectuses and Statement of Additional Information for the TDAM Institutional Municipal Money Market Fund) and to make certain other changes.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

For your convenience, the substance of your oral comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.

James O'Connor, Esq.
September 23, 2009

Comment No. 1: TDAM Institutional Municipal Money Market Fund prospectuses:  Please include a brief explanation of the alternative minimum tax in the tax section and include a cross-reference to such tax section after the statement in the investment strategy section that states that “income from these securities is exempt from regular federal income tax, but may be subject to the federal alternative minimum tax.”

Response: The requested disclosure has been added.

Comment No. 2: Please provide the “Tandy” representations.

Response: On behalf of and at the request of the Registrant, the Registrant’s Tandy representations are set forth below.

The Registrant acknowledges:  that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; that staff comments or changes in disclosure in the Amendment in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck